

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 12, 2007

Mr. Guy Hebert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec, Canada J4B 7K1

>   **Re: Strateco Resources Inc.**
>   **Form 10-KSB for the year ended December 31, 2006**
>   **Filed March 30, 2007**
>   **File No. 0-49942**

Dear Mr. Hebert:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2006

1.   We note that your financial statements do not include a reconciliation to U.S. GAAP, which is required. As such, your filing is deficient. Please tell us when you intend to correct this in an amendment.

2.   We note your responses to prior comments 2 and 4 in our letter dated December 28, 2006. Although your responses state that you have amended your filing to comply with these comments, neither your amended Form 10-KSB for the year ended December 31, 2005, nor your Form 10-KSB for the year ended December

31, 2006, comply with these comments. With regard to prior comment 4, each financial statement must indicate in its heading that you are an exploration stage company. Please amend your filing for the year ended December 31, 2006, to comply. We will not request that the December 31, 2005, filing be amended further. Please call us if you require additional assistance to understand prior comments 2 and 4.

Engineering Comments

General

3.   Insert a small-scale map showing the location and access to the Eclat, Matoush, Matoush Extension, Mont Lauvier, and Quenonisca properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Exploration Work, page 6

4.   Please remove the value per ton of material as displayed in your table on this
        page. These valuations lack a demonstration of technical feasibility, metallurgical
        recovery, and only demonstrate some economic potential without a balanced
        presentation of the required capital investment, operational and administrative
        costs. This presentation may also raise investor expectations before a proper level
        of study has been completed.

Exploration Work, page 9

5.   We note your disclosure in this section, referring to mines and other mineral
        properties that exist in the area of your property. Such disclosure may cause
        investors to infer that your property also has commercial mineralization, because
        of its proximity to these mines and properties. Accordingly, we believe that you
        should remove information about any mines, prospects, or companies operating in
        or near to the property; and instead focus the disclosure solely on your company's
        property.

        With the passage of National Instrument 43-101 in Canada, disclosure using non-
        SEC reserve definitions and resource estimates is allowed for Canadian
        incorporated companies under the exception in Instruction 3 to Paragraph (b)(5)
        of Industry Guide 7. However, all mineral reserve or resource estimates that you
        disclose under this provision must meet the standards of National Instrument 43-
        101. Since you disclose such information is not in compliance with NI 43-101,
        please remove all such disclosure from your filing.

Discovery and Cameron Properties – Au, Page 10

6.   Please insert the complete description of the Discovery and Cameron projects as
        to location and access, mining claims, explorations works and drilling as is found
        in your Form 10 K-SB/A2 for the year ending December 31, 2005. Registrants
        are required to furnish annual information on their properties and incorporation
        by reference is not appropriate.

Other Properties, page 10

7.   Your disclosure of sample results should include the sample length or weight with
        the analytical results and be a balanced presentation of the assay results. As a
        general checklist, when reporting the results of sampling and chemical analyses,
        the following points may assist you in preparing meaningful disclosure about
        mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please revise your disclosures to comply with this guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen
   George K. Schuler